M M __________________________________________________________________ LAW OFFICE OF MARTIN MUSHKIN LLC Martin Mushkin

30 Oak St.
Stamford,. CT 06905-3500
Telephone: 203-252-2357
Facsimile: 203- 547-7540
e-mail: mmushkin@mushkinlaw.com
Website: rpglk.com mushkinlaw.com
CT juris: 040298 CT Fed Bar: ct27017
NY Bar Reg: 1100387

December 14, 2006
Mail Stop 3561

Securities and Exchange Commission
100 F St. NE
Washington, DC 20549-3561

Fax: 202-942-9648

	Attn:	Scott Anderegg, Staff Attorney
Peggy Kim, Senior Staff Attorney
H. Christopher Owings, Asst. Director

Scott Ruggiero, Accountant
William Choi, accounting Branch Chief

	Re:	Orion Diversified Technologies, Inc.
		Schedule 14C	Filed November 22, 2005
		Amendment 1 to Schedule 14C	Filed November 3, 2006

File No. 0-04006

Gentlemen:

I am writing to you as a result of the telephone call of Monday December 4 with Mr. Anderegg, Ms. Kim and Mr. Ruggiero representing the Staff of the Commission and Mr. Bassel Rabbat and the undersigned. After that telephone call I received a telephone message from Mr. Anderegg that the Staff would accept a short letter from me representing that I represented the Registrant in regard to this filing. It is my understanding that upon receipt of such a letter the Staff will be able to deal with me as the representative of the Registrant.

I represent to you that I am authorized to represent the Registrant in regard to this filing.

Very truly yours,
/s/ Martin Mushkin
Martin Mushkin
Cc: Irwin Pearl, CEO of Orion Diversified Technologies, Inc. (Registrant)